SICHENZIA ROSS FRIEDMAN FERENCE LLP
                                ATTORNEYS AT LAW



                                                             April 10, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:   John Reynolds, Assistant Director, Office of Emerging Growth
                Companies
             Pamela Howell, Attorney
             Susann Reilly, Attorney
             Terence O'Brien, Accountant

      Re:    Spongetech Delivery Systems, Inc.
             Form SB-2, Amendment 8 filed March 8, 2006
             File No. 333-123015

Ladies and Gentlemen:

   The following responses address the comments of the reviewing Staff of the Commission (the "Staff") as set forth in its letter dated April 4, 2006 relating to the Registration Statement on Form SB-2 (the "Registration Statement") of Spongetech Delivery Systems, Inc. ("Spongetech" or the "Company"). On behalf of the Company, we respond as follows:

Management's Discussion and Analysis of Financial condition and Results of Operations, page, 16
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1.   Please revise both MD&A and the footnotes to the financial statements to discuss the rescission offer and status of shares. Also, redeemable equity securities should be presented separately from stockholders' equity if they are redeemable at the option of the holder. See Financial Reporting Codification Section 211 and section L.A. of Frequently Requested Accounting and Financial Reporting Interpretations and Guidance (available on our website) for more information. Please explain to us why you believe equity presentation is appropriate for the shares subject to rescission or revise to present these shares outside of permanent equity in all periods presented since their original issuance. In the event you restate the financial statements, provide any disclosures required by paragraph 37 of APB 20 and consider the need for the change to be referenced in the auditor's report as indicated by MCPA Auditing Standards Section 561.06.a., with dual dating of the audit report necessary in some circumstances.

Response:

     We have revised the MD&A to discuss the rescission offer and status of shares. In addition, the Company has restated its financial statements to address the rescission offer.

     Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.


                                             Sincerely,

                                             /s/ Marcelle S. Balcombe

                                             Marcelle S. Balcombe